13012343

SEC
Mail Processing
Section

FEB 26 2013

Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/04/11 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OSWALD FINANCIAL BROKER DEALER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1360 EAST 9TH STREET, SUITE 610
(No. and Street)

CLEVELAND (City) OH (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LEONARD (216) 367-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOBER, MARKEY, FEDOROVICH & COMPANY
(Name – *if individual, state last, first, middle name*)

3421 RIDGEWOOD ROAD, SUITE 300 (Address) AKRON (City) OH (State) 44333 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/13

OATH OR AFFIRMATION

I, WILLIAM LEONARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OSWALD FINANCIAL BROKER DEALER, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/ER/AMLCO/VP/TREAS/SECRETARY

Title

Notary Public

BELINDA S. CHORBA
Notary Public • State of Ohio
Recorded in Lorain County
My Commission Expires Sept. 28, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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BOHLIN MARKEY FEDOROVICH

OSWALD FINANCIAL BROKER DEALER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

From the Period of February 4, 2011 (Inception) through December 31, 2012

OSWALD FINANCIAL BROKER DEALER, INC.
TABLE OF CONTENTS

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BOBER MARKEY

AKRON CLEVELAND

INDEPENDENT AUDITORS' REPORT

Board of Directors
Oswald Financial Broker Dealer, Inc.
Cleveland, Ohio

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Oswald Financial Broker Dealer, Inc., (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the period of February 4, 2011 (Inception) through December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3421 RIDGEWOOD ROAD, SUITE 300
AKRON, OHIO 44333-3119
330.762.9785

515 EUCLID AVENUE, SUITE 150
CLEVELAND, OHIO 44114-2216
216.453.5940

MEMBER OF PKF INTERNATIONAL
REGISTERED WITH THE PCAOB

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the period of February 4, 2011 (Inception) through December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
February 15, 2013

OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	480,518
Accounts receivable		73,615
Deferred tax assets		4,284
Other assets		5,809
TOTAL CURRENT ASSETS		564,226
OTHER ASSETS		
Deferred tax assets		10,827
TOTAL ASSETS	$	575,053

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	14,912
Due to affiliate		76,169
Income taxes payable		92,315
TOTAL CURRENT LIABILITIES		183,396
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,500 shares authorized, issued and outstanding		-
Additional paid-in capital		245,000
Retained earnings		146,657
TOTAL STOCKHOLDER'S EQUITY		391,657
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	575,053

The accompanying notes are an integral part of these financial statements.

OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF OPERATIONS
From the Period of February 4, 2011 (Inception) through December 31, 2012

REVENUES		
Referral fee income	$	367,999
EXPENSES		
Compensation and benefits		55,296
Professional services		67,824
Insurance		6,982
Regulatory fees, licenses and permits		5,037
IT, data and communications		2,774
Occupancy		2,605
Other expenses		3,620
TOTAL EXPENSES		144,138
INCOME BEFORE PROVISION FOR INCOME TAXES		223,861
INCOME TAX PROVISION		77,204
NET INCOME	$	146,657

The accompanying notes are an integral part of these financial statements.

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OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
From the Period of February 4, 2011 (Inception) through December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, February 4, 2011 (Inception)	$ -	$ -	$ -	$ -
Stockholder's contributions	-	245,000	-	245,000
Net income	-	-	146,657	146,657
Balances, December 31, 2012	$ -	$ 245,000	$ 146,657	$ 391,657

The accompanying notes are an integral part of these financial statements.

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OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF CASH FLOWS
From the Period of February 4, 2011 (Inception) through December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	146,657
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(15,111)
Changes in operating assets and liabilities:		
Accounts receivable		(73,615)
Other assets		(5,809)
Accounts payable and accrued expenses		14,912
Due to affiliate		76,169
Income taxes payable		92,315
NET CASH PROVIDED BY OPERATING ACTIVITIES		235,518
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder's contributions		245,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		245,000
NET CHANGE IN CASH		480,518
CASH AT BEGINNING OF PERIOD		-
CASH AT END OF PERIOD	$	480,518

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

Oswald Financial Broker Dealer, Inc. (the "Company"), a wholly-owned subsidiary of JBO Holding Company, is an Ohio corporation established on February 4, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulation Authority ("FINRA") and the securities commission of the State of Ohio. The Company received approval to operate as a licensed broker-dealer on March 19, 2012.

The Company's primary business is the referral of customers to LPL Financial, a registered broker-dealer, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Cleveland, Ohio.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. At various times during the year, the Company had deposits with financial institutions in excess of the Federally insured deposit limits. The Company maintains its cash with high quality financial institutions which the Company believes minimizes this risk.

The Company operates under a referral agreement with LPL Financial, a registered broker-dealer, whereby the Company receives compensation for the referral of customers' business to LPL Financial. All of the Company's revenues were earned under this agreement and the accounts receivable balance as of December 31, 2012 is related to compensation earned under this agreement.

Accounts Receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its outstanding receivables and, when deemed necessary, establishes an allowance for uncollectible accounts. The Company does not believe an allowance for uncollectible accounts was necessary at December 31, 2012.

Revenue

The Company receives compensation for the referral of customers' business to LPL Financial, a registered broker-dealer, and recognizes such revenue as it is earned.

Income Taxes

Income taxes are recorded in accordance with the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which requires the asset and liability approach be used to account for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax bases of assets and liabilities.

Under the Income Taxes Topic of the FASB ASC, the Company is required to identify potential uncertain tax positions taken, assess and quantify those positions and record reserves. As of and for the period of February 4, 2011 (Inception) through December 31, 2012, the Company has identified no significant uncertain tax positions.

The Company is included in the consolidated informational and income tax returns filed by JBO Holding Company, its parent, in the United States (Federal) and in various state and local tax jurisdictions. The Company is generally not subject to income tax examinations for years prior to 2011.

Subsequent Events
The Company has evaluated subsequent events through February 15, 2013, the date the financial statements were available to be issued.

NOTE 2 – RELATED PARTIES

The Company has entered into an expense sharing arrangement with The James B. Oswald Company, an affiliated entity, under which it reimburses certain general and administrative expenses to The James B. Oswald Company. The Company's share of such expenses is determined based on estimated usage. Expenses incurred under this arrangement were approximately $67,000 for the period of February 4, 2011 (Inception) through December 31, 2012. In addition, The James B. Oswald Company pays certain expenses directly associated with the Company, on behalf of the Company, and the Company reimburses The James B. Oswald Company for such expenses. As of December 31, 2012, the Company owed The James B. Oswald Company $76,169 for reimbursement of the above expenses and such amount is reflected as Due to Affiliate in the accompanying Statement of Financial Condition.

NOTE 3 – INCOME TAXES

The income tax provision consists of the following for the period of February 4, 2011 (Inception) through December 31, 2012:

Current taxes:		
Federal	$	86,995
State and local		5,320
Deferred taxes (benefit):		
Federal		(14,272)
State and local		(839)
Provision for income taxes	$	77,204

The difference between the Company's effective income tax rate and the Federal statutory rate of 34% is primarily due to local income taxes.

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The deferred tax components in the accompanying Statement of Financial Condition include the following as of December 31, 2012:

Current:		
Deferred tax assets	$	4,284
Non-current:		
Deferred tax assets		10,827
Net deferred tax assets	$	15,111

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows:

Start-up costs	$	10,827
Professional fees		4,284
	$	15,111

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $297,122, which was $274,198 in excess of its required net capital of $22,924. The Company's net capital ratio was .62 to 1.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2012.

OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 391,657
Less: Nonallowable assets	(94,535)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	297,122
Haircuts on securities	-
NET CAPITAL	$ 297,122
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 183,396
Computation of basic net capital requirement - 12-1/2% of aggregate indebtedness	$ 22,924
Minimum required net capital	$ 5,000
Net capital requirement	$ 22,924
Excess net capital	$ 274,198
Ratio of aggregate indebtedness to net capital	.62 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012
There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2012.

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OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

The Company is not required to present this schedule as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

The Company is not required to present this schedule as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

BOBER MARKEY

AKRON CLEVELAND

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Oswald Financial Broker Dealer, Inc.:

In planning and performing our audit of the financial statements of Oswald Financial Broker Dealer, Inc. (the "Company"), as of and for the period February 4, 2011 (Inception) through December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3421 RIDGEWOOD ROAD, SUITE 300
AKRON, OHIO 44333-3119
330.762.9785

515 EUCLID AVENUE, SUITE 150
CLEVELAND, OHIO 44114-2216
216.453.5940

MEMBER OF PKF INTERNATIONAL
REGISTERED WITH THE PCAOB

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
February 15, 2013